

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2024

Christopher Berry
Chief Accounting Officer
Davita, Inc.
2000 16th ST
Denver, CO 80202

> **Re: Davita, Inc.**
> **Form 10-K For the Fiscal Year Ended December 31, 2023**
> **Filed February 14, 2024**
> **File No. 001-14106**

Dear Christopher Berry:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K For the Fiscal Year Ended December 31, 2023

Management's Discussion and Analysis, page 58

1. In your response and in future filings, please further explain the IKC adjustment that resulted in $55 million in incremental shared savings revenue. Discuss the circumstances that resulted in the lifting of certain revenue recognition constraints for some of your value-based care contracts with health plans and how you considered ASC 606 in your accounting.

Reconciliations of non-GAAP measures, page 72

2. In future filings, please include a footnote that describes the composition of the non-GAAP adjustments and why you believe they are not indicative of your ordinary results of operations. As a related matter, explain to us in your response why you believe that the non-GAAP adjustment for "closure costs" meets the requirements of Question 100.01 of the C&DI on Non-GAAP Financial Measures. In this regard, we see that you incurred similar costs in FY22 and that you will continue to optimize your U.S. dialysis center

footprint through center mergers and/or closures and expect your center closure levels in the upcoming year to mirror the current year's elevated closure levels.

Consolidated Financial Statements
Property and equipment , page F-13

3.   We note the disclosure here that maintenance and repairs are charged to expense as incurred and a reference on page 65, for example, that routine repairs and maintenance are included within patient care costs. The disclosures on page 70 and 72, however, appear to indicate that certain routine maintenance is accounted for as a capital expenditure. Please describe for us the specific routine maintenance costs that are accounted for as a capital expenditure and quantify the large expenditures or groups of similar expenditures. In addition, please provide us an analysis of how you determined the accounting for these separate costs or groups of costs is appropriate.

4.   Please identify, describe and quantify for us the specific costs included within developments and relocations, as disclosed on page 70. In addition, please fully describe for us how you determined capital expenditure accounting is appropriate for the separate costs or groups of similar costs.

9. Goodwill , page F-22

5.   You disclose, in part, that "since the dates of the Company's last annual goodwill impairment assessments, there have been certain developments, events, changes in operating performance and other changes in key circumstances that have affected the Company's businesses." Please revise your disclosure in future filings to identify the dates of your annual goodwill impairment assessment, whether you performed an interim impairment analysis, and to include specific facts regarding any developments, events, etc. that could impact your impairment analysis. In addition, please update your accounting policy to address your application of ASC 350-20-35-3 through 35-13.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Fay at 202-551-3812 or Kristin Lochhead at 202-551-3664 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services